VIA EDGAR

August 31, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Registration Statement on Form F-1 Filed August 10, 2021 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 24, 2021, commenting on the Company’s Registration Statement on Form F-1 filed August 10, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Form F-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to this comment, the Company has amended the Registration Statement to add bold text disclosures to the Prospectus cover page highlighting the applicable risks noted in this comment. The risks highlighted in the new Prospectus cover page language are those disclosed more fully in the “Risk Factors” section, which has been amended to add two additional risk factors as discussed in the response to comments #7 and #8, below. Please be advised that the Company does not have a variable interest entity structure. In addition, as a medical device manufacturer that does not collect electronic user data, the Company is not a business of that type that is subject to China’s new cybersecurity policies. The additional risk factors added in the amended Registration Statement, as well as the bold text disclosures added to the Prospectus cover page, describe the general risk of potential future regulations being rapidly adopted in the PRC, as well the risk that the PRC government could, in the future, expand the categories of businesses subject to review prior to undertaking a foreign public offering.

Jane Park

United States Securities and Exchange Commission

August 31, 2021

Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless..

Response: In response to this comment, the Company has amended the Registration Statement to expand the Summary of Significant Risk Factors. The expanded risk factor summary includes a summary of the new risk factors added in response to comments #7 and #8, below, as well as other risk factors related to the PRC legal system and certain limits on the ability of the Company’s PRC subsidiaries to transfer dividends to the Company.

3. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: The Company’s independent auditor, Briggs & Veselka Co., is a PCAOB registered firm based in Houston, Texas. All audit materials and records relating to the Company are available for inspection by the PCAOB at Briggs & Veselka Co.’s Houston office, and Briggs & Veselka Co. is regularly inspected in accordance with PCAOB policies and procedures.  Accordingly, the Company does not believe that the Holding Foreign Companies Accountable Act will have any material impact on the Company’s listing or otherwise.

Jane Park

United States Securities and Exchange Commission

August 31, 2021

4. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC or CAC, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: Pursuant to the PRC’s Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The Company’s business belongs to the medical instrument industry in China, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Based on the Company’s understanding of currently applicable PRC laws and regulations, its registered public offering in the U.S. is not subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CRSC”). A new risk factor regarding the potential for a future requirement for the Company to obtain government approval for foreign offerings has been added under the heading “Risks Related to Doing Business in China” on page 26. This risk factor has also been added to the summary of significant risk factors.

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the company and which entity made such transfer, and tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors.

Response: In response to this comment, the Company has amended the Registration Statement on page 8 in the “Corporate History and Structure” section to provide the information requested by this comment.

Our Competitive Strengths, page 5

6. We refer to your disclosure in the sixth bullet point relating to the percentage of profit you receive with respect to certain research products and intellectual property rights once commercialized. Please expand your disclosure here and under the Intellectual Property section of the Business section on page 85 of such royalty rates and any license or collaboration agreements you have entered into, including the material terms thereof. Please also file any material collaboration or license agreement as a exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why it is not material.

Response: In response to this comment, the Company has added additional disclosure under the bullet point described in the comment, as well as additional disclosures under the heading “Patents” on page 86. Please also see new Exhibits 10.9.

Risk Factors, page 11

7. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to this comment and comment #8, below, the Company has amended the Registration Statement to add two (2) additional risk factors under the heading “Risks Related to Doing Business in China” beginning on page 26.

Jane Park

United States Securities and Exchange Commission

August 31, 2021

8. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to this comment, the Company has included a discussion of China’s new data security regulations in the second new risk factor added under the heading “Risks Related to Doing Business in China” on page 26. As discussed in the new risk factor, because the Company’s business belongs to the medical instrument industry in China, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry, the Company’s registered public offering in the U.S. is not subject to the review or prior approval of the CAC under China’s new Article 6 of the Measures for Cybersecurity Review (Draft for Comments). In response to comment #7, however, this new risk factor discloses the risk that the categories of businesses subject to such prior review could be expanded in the future, thereby limiting or preventing securities offerings by the Company.

1. Organization and Principal Activities

Reorganization and Share Issuance, page F-8

9. Please expand your disclosures to include the information provided in your responses to comments 4 and 5 regarding (a) the timing of the payments totaling $1,616,971 for the 1,425,000 ordinary shares along with the name of the entity that received the $344,739 payment, as Meihua International was not incorporated until November 10, 2020; and (b) the Acting-in-Concert Agreement that establishes the common control between Meihua International and Kangfu for the periods presented.

Response: In response to this comment, the Company has revised the disclosures on page F-8 under “Reorganization and Share Issuance.”

2. Summary of Significant Accounting Policies

Segment Reporting, page F-14

10. As previously requested in comment 7, please provide the enterprise-wide information required by ASC 280-10-50-38 through 50-41. In this regard, Class I, II, III disposable medical devices is too broad of a product category and the manufacturing source does not provide product-type information. Further, the geographical information for revenue disclosure on page F-14 is inconsistent with the disclosures on page 4.

Response: In response to this comment, the Company has revised the disclosures on page F-14 under “Segment Reporting”. The Company has also revised page 4 disclosure to solve the inconsistency.

Jane Park

United States Securities and Exchange Commission

August 31, 2021

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.